Exhibit 99.1

ANNOUNCEMENT TO THE MARKET

Carbon Disclosure Project (CDP) recognizes

Itaúsa and Itaú as Leaders in Transparency

Itaúsa – Investimentos Itaú S.A. (for the third year) and Itaú Unibanco Holding S.A. (for the third consecutive year), are pleased to announce that they have been recognized by CDP Latin America among the companies as Leaders in Transparency in accordance with CDP’s overall methodology for scoring and applied to the 2016 edition of the “Climate Change" questionnaire. This study consolidates data and analysis on greenhouse gas emissions and the way in which companies approach the issue of climate change in their management. Leading companies in Transparency are those recording Score A and A-.

Furthermore, Duratex S.A., a company of the Itaúsa Conglomerate, was also recognized as a Leader in Transparency by CDP.

CDP was established in 2000 and is an international, nonprofit organization that brings together 827 investors with approximately USD 100 trillion in assets under management and provides the largest and most comprehensive global system of disclosure with respect to the environment. Currently, more than 5,600 organizations worldwide report climate data to CDP, with 71 Brazilian companies responding in 2016.

The participation in the CDP 2016 questionnaire reflects the long-term commitment of Itaúsa, Itaú Unibanco and Duratex to the ethical conduct of the business, transparency, legal compliance, corporate governance and, social, cultural and environmental responsibility. We believe that this commitment is a critical factor in maintaining sustained growth over the next few years and focused on the creation of value for our shareholders and for society.

São Paulo, December 13, 2016.

ALFREDO EGYDIO SETUBAL	MARCELO KOPEL
Investor Relations Officer	Investor Relations Officer
Itaúsa – Investimentos Itaú S.A.	Itaú Unibanco Holding S.A.